Exhibit 99.1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4 subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying interim unaudited financial statements of the Corporation for the interim period ending August 31, 2010 have been prepared by and are the responsibility of the Corporation’s management.

The Corporation’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Lorus Therapeutics Inc.
Consolidated Balance Sheets

(amounts in 000's)	As at	As at
(Canadian dollars)	August 31, 2010	May 31, 2010
	(unaudited)	(audited)

ASSETS
Current
Cash and cash equivalents	$227	$667
Short-term investments (note 7)	-	247
Prepaid expenses and other assets	747	636
	974	1,550
Fixed assets	135	147
Goodwill	606	606
	$1,715	$2,303

LIABILITIES
Current
Accounts payable	$736	$387
Accrued liabilities	1,137	1,458
Promissory notes payable (note 9)	1,500	1,000
	3,373	2,845

SHAREHOLDERS' DEFICIENCY
Share capital (note 5)
Common shares	163,920	163,920
Stock options (note 6)	3,715	3,704
Contributed surplus (note 5(f))	15,330	14,875
Warrants (note 5(d))	622	1,039
Deficit accumulated during development stage	(185,245)	(184,080)
	(1,658)	(542)
	$1,715	$2,303

See accompanying notes to the interim consolidated financial statements (unaudited)
Basis of Presentation (note 1)
Subsequent Events (note 10)

Lorus Therapeutics Inc.
Consolidated Statements of (Loss) Earnings and Deficit - Unaudited

			Period
	Three	Three	from inception
(amounts in 000's except for per common share data)	months ended	months ended	Sept. 5, 1986 to
(Canadian dollars)	Aug. 31, 2010	Aug. 31, 2009	Aug. 31, 2010
REVENUE	$-	$49	$1,171

EXPENSES
Research and development	489	540	127,003
General and administrative	589	533	61,428
Stock-based compensation	49	105	8,643
Depreciation and amortization of fixed assets	14	21	9,831
Cost of sales	-	-	105
Operating expenses	1,141	1,199	207,010
Interest expense	28	27	4,050
Accretion in carrying value of convertible debentures	-	80	4,983
Amortization of deferred financing charges	-	-	412
Interest income	(4)	(11)	(12,261)
Loss from operations for the period	(1,165)	(1,246)	(203,023)
Gain on repurchase of convertible debentures and transfer of assets (note 8)	-	11,006	11,006
Gain on sale of shares (note 1)	-	-	6,799
Net (loss) earnings and other comprehensive income for the period	(1,165)	9,760	(185,218)
Deficit, beginning of period	(184,080)	(184,080)	-
Change in accounting policy	-	-	(27)
Deficit, end of period	$(185,245)	$(174,320)	$(185,245)
Basic and diluted (loss) earnings per common share	$(0.12)	$1.14

Weighted average number of common shares (note 5) outstanding used in the calculation of Basic and Diluted (loss) earnings per common share	9,933	8,567

See accompanying notes to the interim consolidated financial statements (unaudited)

Lorus Therapeutics Inc.
Consolidated Statements of Cash Flows - Unaudited

			Period
	Three	Three	from inception
(amounts in 000's)	months ended	months ended	Sept. 5, 1986 to
(Canadian Dollars)	Aug. 31, 2010	Aug. 31, 2009	Aug. 31, 2010
Cash flows from operating activities:
Net (loss) earnings for the period	$(1,165)	$9,760	$(185,218)
Less: Gain on repurchase of convertible debentures and transfer of assets (note 8)	-	(11,006)	(11,006)
Gain on sale of shares (note 1)	-	-	(6,799)
Items not involving cash:
Stock-based compensation	49	105	8,643
Interest Expense	-	15	3,983
Accretion in carrying value of convertible debentures	-	80	4,983
Amortization of deferred financing charges	-	-	412
Depreciation, amortization and write-down of fixed assets and acquired patents and licenses	14	21	22,392
Other	-	(1)	437
Change in non-cash operating working capital	417	39	1,618
Cash used in operating activities	(685)	(987)	(160,555)
Cash flows from financing activities:
Issuance of convertible debentures, net of issuance costs	-	-	12,948
Payment on settlement of convertible debentures, including transaction costs (note 8)	-	(3,521)	(3,521)
Issuance of warrants	-	-	-
Proceeds on sale of shares, net of arrangement costs (note 1)	-	-	6,899
Issuance of common shares and warrants, net of issuance costs	-	-	151,672
Cash (used in) provided by financing activities	-	(3,521)	167,998
Cash flows from investing activities:
Maturity (purchase) of marketable securities and other investments, net	247	-	(3)
Business acquisition, net of cash received	-	-	(539)
Acquired patents and licenses	-	-	(715)
Additions to fixed assets	(2)	-	(6,307)
Proceeds on sale of fixed assets	-	-	348
Cash (used in) provided by investing activities	245	-	(7,216)
(Decrease) increase in cash and cash equivalents during the period	(440)	(4,508)	227
Cash and cash equivalents, beginning of period	667	5,374	-
Cash and cash equivalents, end of period	$227	$866	$227
Supplemental cash flow information
Interest paid in cash	$28	$12

See accompanying notes to the interim consolidated financial statements (unaudited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three months ended August 31, 2010 and August 31, 2009

1.	Basis of presentation

These unaudited interim consolidated financial statements of Lorus Therapeutics Inc., (the “Company” or “Lorus”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements.  The unaudited interim financial statements follow the same accounting policies and methods of application as the audited annual consolidated financial statements for the year ended May 31, 2010.  These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2010.  These financial statements are prepared based on the assumption that Lorus will continue its operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business which may not be appropriate given the discussion in section (a) “Going concern,” below. The information presented as at August 31, 2010 and August 31, 2009 reflect, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented.  Interim results are not necessarily indicative of results for a full year.

a) Going concern

The Company has not earned substantial revenue from its drug candidates and is, therefore, considered to be in the development stage.  The continuation of the Company's research and development activities is dependent upon the Company's ability to successfully fund its cash requirements through a combination of equity financing, debt and payments from strategic partners.  The Company has no current sources of payments from strategic partners.

These interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern basis because management has forecasted that the Company's current level of cash and cash equivalents and short-term investments, including the committed future $4 million investment described in note 9, will not be sufficient to execute its current planned expenditures for the next 12 months without further investment. The Company is currently in discussion with several potential investors to provide additional funding. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders. The Company is also considering alternatives to delay its research program until financing is available, amongst other cost savings measures. There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs. As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

b) Share consolidation

In accordance the authority granted by shareholders at the Company's annual and special meeting on November 30, 2009 to permit it to implement a consolidation of the Company's outstanding common shares in a ratio of between 1-for-10 and 1-for-50 at any time prior to November 30, 2010, the Company's Board of Directors approved a 1-for-30 share consolidation which became effective May 25, 2010.  The share consolidation affected all of the Company's common shares, stock options and warrants outstanding at the effective time.  Fractional shares were not issued.  In these interim consolidated financial statements, all references to number of shares, stock options and warrants in the current and past periods have been adjusted to reflect the impact of the consolidation.  All amounts based on the number of shares, stock options or warrants, unless otherwise specified, such as  (loss) earnings per share and weighted average issuance price in the case of stock options have been adjusted to reflect the impact of 1-for-30 share consolidation.

c) Reorganization

On July 10, 2007 (the “Arrangement Date”), the Company (or “New Lorus”) completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information included in these financial statements reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.  Following completion of the Arrangement, New Lorus is not related to Old Lorus, which was subsequently renamed Global Summit Real Estate Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three months ended August 31, 2010 and August 31, 2009

2.	Changes in accounting policy

There were no new accounting policies adopted during the three months ended August 31, 2010.

3.	Capital risk management

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements.

While the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2010, the Company has forecasted that its current capital resources are not sufficient to carry out its research and development plans and operations for the next twelve months and continues to investigate various alternatives to obtain sufficient capital to continue its operations (note 1a).

4.	Financial instruments

(a)	Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at
(amounts in 000's)	August 31, 2010	May 31, 2010

Financial assets
Cash and cash equivalents, consisting of guaranteed investment certificates, held for trading, measured at fair value	$227	$667

Short-term investments, held-for-trading, recorded at fair value	-	247

Financial liabilities
Accounts payable, measured at amortized cost	736	387

Accrued liabilities, measured at amortized cost	1,137	1,458

Promissory notes payable, measured at amortized cost	1,500	1,000

       (b) Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk.  The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents and short-term investments.  The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1 low or A low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three months ended August 31, 2010 and August 31, 2009

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions.  The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.  Refer to note 1 for further discussion on the Company's ability to continue as a going concern.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and short-term investments.  The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.  The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At August 31, 2010, U.S. dollar denominated accounts payable and accrued liabilities amounted to $290 thousand.  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $29 thousand.

The Company does not have any forward exchange contracts to hedge this risk. The Company does not invest in equity instruments of other corporations.

5.	Share capital

(a) Continuity of common shares and warrants

		Common Shares		Warrants
(amounts in 000's)	Number	Amount	Number	Amount

Balance at May 31, 2009	8,560	$162,240	571	$417
Interest payments (b)	7	15	-	-
Issuance of units (c)	1,366	1,665	755	622
Balance at May 31, 2010	9,933	163,920	1,326	1,039
Exercise of warrants (d)	-	-	-	-
Expiry of warrants (d)	-	-	(571)	(417)
Balance at August 31, 2010	9,933	$163,920	755	$622

(b)	Interest payments

Interest payments relate to interest payable on the $15.0 million convertible debentures payable at a rate of prime +1% up to June 19, 2009.  Effective that date, the Company repurchased the convertible debentures, see note 8.  Common shares issued in payment of interest were issued at an amount equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.

(c)  Equity issuances

On November 27, 2009, pursuant to a private placement, the Company issued 1.366 million common shares and 683 thousand common share purchase warrants in exchange for cash consideration of $2.5 million.  This amount includes the principal amount of $1.0 million originally received by way of a loan from a director on October 6, 2009 which was applied to subscribe for units of the Company ("Units") as part of the private placement.  In addition, the Company issued 72 thousand brokers' warrants to purchase an equivalent number of common shares at $2.40 until May 27, 2011.  The total costs associated with the transaction were approximately $250 thousand which included the $77 thousand which represented the fair value of the brokers' warrants.  The Company has allocated the net proceeds of the private placement to the common shares and the common share purchase warrants based on their relative fair values.  Based on relative fair values, $1.7 million of the net proceeds was allocated to the common shares and $545 thousand to the common share purchase warrants.

During the three months ended August 31, 2010, nil stock options were exercised (August 31, 2009 - nil)

(d)  Warrant expiry

The warrants issued on August 7, 2008 expired unexercised on August 10, 2010.  This expiry results in a transfer of the value attributed to the expired warrants of $417 thousand to contributed surplus.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three months ended August 31, 2010 and August 31, 2009

(e)  Earnings/Loss per share

For the three months ended August 31, 2010 the Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options and share purchase warrants that could dilute basic loss per share, because to do so would be anti-dilutive.

For the three months ended August 31, 2009, the determination of diluted earnings per share includes in the calculation all common shares potentially issuable upon the exercise of stock options and share purchase warrants, using the “treasury stock method.”

Diluted earnings per share, using the treasury stock method, assumes outstanding stock options and share purchase warrants are exercised at the beginning of the period, and the Company’s common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options and share purchase warrants.  Stock options and share purchase warrants with a strike price above the average market price for the period were excluded from the calculation of fully diluted earnings per share as to include them would have increased the earnings per share.

(f)  Continuity of contributed surplus

	Three months ended	Three months ended
	August 31, 2010	August 31, 2009

Balance, Beginning of year	$14,875	$10,744
Equity portion of secured convertible debentures	-	3,814
Expiry of warrants (d)	417	-
Forfeiture of stock options	38	-
Balance, end of period	$15,330	$14,558

As a result of repurchasing the convertible debentures, the Company reallocated the equity portion of the debentures to contributed surplus - see note 8.

6.	Stock options

(a) Stock options outstanding

	Three months ended		Three months ended
	August 31, 2010			August 31, 2009
		Weighted		Weighted
		average		average
	Options	exercise	Options	exercise
	(in 000’s)	price	(in 000’s)	price

Outstanding, Beginning of year	672,901	$6.60	562,424	$8.70
Granted	-	-	126,077	2.10
Exercised	-	-	-	-
Forfeited	(32,665)	3.49	-	-
Outstanding, end of period	640,236	$6.76	688,501	$7.50

For the three month ended August 31, 2010 stock compensation expense of $49 thousand (2009 - $105 thousand) was recognized representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002.

(b) Fair value assumptions

The Company did not grant any stock options during the three-month period ended August 31, 2010.

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

	Three months ended	Three months ended
	August 31, 2010	August 31, 2009
Risk free interest rate	-	3.5%
Expected dividend yield	-	0%
Expected volatility	-	76%
Expected life of options	-	5 years
Weighted average fair value of options granted in the period	$-	$2.01

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three months ended August 31, 2010 and August 31, 2009

 (c) Continuity of stock options

	Three months ended	Three months ended
(amounts in 000's)	August 31, 2010	August 31, 2009

Balance at beginning of the year	$3,704	$3,845
Stock option expense	49	105
Forfeiture of stock options	(38)	-
Balance, end of period	$3,715	$3,950

7.     Short term investments, marketable securities and other investments

As at May 31, 2010
Greater
	Less than	than one
	one year	year		Yield to
(amounts in 000's)	maturities	maturities	Total	Maturity

Corporate instruments (including guaranteed investment certificates)	$247	$	$247	-

The Company did not have any short term investments, marketable securities or other investments at August 31, 2010.  Certain corporate investments, totalling $247 thousand at May 31, 2010 have been designated as held-for-trading investments, and have been classified as short-term investments on the consolidated balance sheets.  These investments are carried at fair value.

8.    Convertible debentures

The terms of the secured convertible debentures are described in note 13 to the Company's annual financial statements for the year ended May 31, 2010.  The Company repurchased these debentures, which were originally due on October 6, 2009, on June 19, 2009.

Under the agreement, Lorus purchased all of the convertible debentures from The Erin Mills Investment Corporation (“TEMIC “) for consideration that included a cash payment on close of the transaction of $3.3 million, the assignment of rights under the license agreement with ZOR Pharmaceuticals Inc, LLC (“ZOR”), certain intellectual property associated with Virulizin and all of Lorus' shares in its wholly owned subsidiary, Pharma Immune, which held an equity interest in ZOR (the "Consideration").  Under the agreement, Lorus is entitled to 50% of any royalties received under the ZOR license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR license agreement.  Lorus also retained a perpetual royalty free license for the animal use of Virulizin.  TEMIC is fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin in territories not covered by the ZOR license agreement.  Lorus will assist TEMIC with certain agreed upon services.

For receipt of this Consideration, TEMIC released all security interest in the assets of Lorus.

As a result of the transaction, the Company recognized a gain on the repurchase of the debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million.  In addition, as a result of extinguishing the debentures, $3.8 million, the equity portion of the debentures, was transferred to contributed surplus. The gain on repurchase of the debentures did not result in income taxes payable as the Company had sufficient capital loss and non-capital loss carryforwards to shelter these gains.

9.	Related Party Transactions

In April 2010, the Company entered into a loan agreement with a company related to a member of its Board of Directors, Mr. Herbert Abramson, to borrow $1 million. The loan amount, which was received on April 14, 2010, is unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The principal and interest amount are due in six months. The funds are being used for general working capital purposes.  In August 2010 the term of this loan was extended for an additional three months.

On August 27, 2010 due to unfavourable market conditions, the Company withdrew a previously announced equity issue and proposed a shareholders' rights issue with a financing commitment for a future investment of $4 million by Mr. Abramson by way of standby purchase arrangements for a rights offering such that the minimum gross proceeds of the rights offering (see below) are $4 million. Mr. Abramson is also providing the Company with interim financing by way of three $500 thousand monthly loans, the first of which was advanced on August 11, 2010 and the second and third on September 13, 2010 and October 5, 2010, respectively, subsequent to the quarter end. The loans are unsecured, have a six-month term (or the earlier of the closing of the rights issue) and bear interest at the annual rate of 10%.  These loans will be repaid from the proceeds of the rights offering.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three months ended August 31, 2010 and August 31, 2009

10.  Subsequent event

On September 27, 2010 Lorus filed a final short form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Corporation (the “Rights Offering”).

Under the Rights Offering, holders of common shares of the Corporation as of October 12, 2010 (the “Record Date”) will receive one right for each common share held as of the Record Date. Each two (2) rights will entitle the holder thereof to purchase a unit of the Corporation (“Unit”) at a price of $1.11 per Unit.  The subscription price of $1.11 per Unit represents a discount of 10% to the volume weighted average closing price of the Corporation’s shares for the five trading days immediately prior to filing of the final prospectus. Each Unit consists of one common share of the Corporation and one warrant to purchase an additional common share of the Corporation at a price of $1.33 until May 2012. Rights may be exercised until 5:00 P.M. on November 8, 2010 (“Expiry Date”).

If all of the rights are exercised, the Corporation will issue an aggregate of 5.0 million common shares for gross proceeds of approximately $5.5 million. An additional 5.0 million common shares could be issued if all warrants are exercised for gross proceeds of approximately $6.6 million. The Corporation expects to use the net proceeds from the offering to fund research and development activities, the repayment of interim financing promissory notes to Mr. Abramson and for general working capital purposes

As previously announced, the Corporation has secured a standby purchase arrangement of $4 million by Herbert Abramson, one of Lorus’ directors. Mr. Abramson has agreed to make an investment such that the minimum gross proceeds of the proposed rights offering are $4 million. There will be no fee paid to Mr. Abramson for this commitment.